UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )

SPARTECH CORPORATION
------------------------------------------------------------
(Name of Issuer)


Common Stock
------------------------------------------------------------
(Title of Class of Securities)

847220209
------------------------------------------------------------
(CUSIP NUMBER)


Jeffrey Bronchick, Principal
Reed, Conner & Birdwell, LLC
11111 Santa Monica Boulevard
Suite 1700
Los Angeles, CA 90025
Tel No. (310) 478-4005
------------------------------------------------------------
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)


March 24, 2008
-----------------------------------------------------------
(Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ X ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this coverage page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this coverage page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP: 847220209

---------------------------------------------------------------
1 NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE
  PERSONS (ENTITIES ONLY)

  Reed Conner & Birdwell, LLC. I.R.S. Identification No. 95-4833644

---------------------------------------------------------------
2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
							(a) [  ]
  N/A							(b) [  ]

---------------------------------------------------------------
3	SEC USE ONLY

---------------------------------------------------------------
4	SOURCE OF FUNDS

	00
---------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEM 2(D) OR 2(E)           [  ]

   N/A

---------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION

   Delaware

---------------------------------------------------------------
NUMBER OF	7	SOLE VOTING POWER		O
SHARES		---------------------------------------------
BENEFICIALLY	8	SHARED VOTING POWER		2,516,052
OWNED BY	---------------------------------------------
EACH		9	SOLE DISPOSITIVE POWER		0
REPORTING    ---------------------------------------------
PERSON WITH	10	SHARED DISPOSITIVE POWER	2,516,052

---------------------------------------------------------------
11	AGGREGATE AMOUNT BENEFICALLY OWNED BY EACH REPORTING PERSON

	2,516,052

---------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
   SHARES*						[  ]

---------------------------------------------------------------
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	8.23%




---------------------------------------------------------------
14	TYPE OF REPORTING PERSON

	IA

Cusip # 847220209
Item 1: Reporting Person, Donn B. Conner*
Item 4: OO
Item 6: USA
Item 7: 2,516,052
Item 8: None
Item 9: 2,516,052
Item 10: None
Item 11: 2,516,052
Item 13: 8.23%
Item 14: IN

Cusip # 847220209
Item 1: Reporting Person,Jeffrey Bronchick*
Item 4: OO
Item 6: USA
Item 7: 2,516,052
Item 8: None
Item 9: 2,516,052
Item 10: None
Item 11: 2,516,052
Item 13: 8.23%
Item 14 IN


* Collectively referred to herein as "Control Persons"

Item 1.	Security and Issuer

The title of the class of equity security to which this statement relates is the Common Stock of SPARTECH CORPORATION whose principal executive offices are located at 120 South Central Avenue, Suite 1700,
Clayton, MO 63105-1705.

Item 2.	Identity & Background

(a)	Reed Conner & Birdwell, LLC.
(b)	11111 Santa Monica Boulevard, Suite 1700, LA, CA 90025
(c)	Investment Adviser
(d)	N/A
(e)	N/A
(f)	U.S.A.

(a)	Donn B. Conner
(b)	11111 Santa Monica Boulevard, Suite 1700, LA, CA 90025
(c)	Principal & President of RCB
(d)	N/A
(e)	N/A
(f)	U.S.A.

(a)	Jeffrey Bronchick
(b)	11111 Santa Monica Boulevard, Suite 1700, LA, CA 90025
(c)	Principal of RCB
(d)	N/A
(e)	N/A
(f)	U.S.A.

Item 3.	Source and Amount of Funds or Other Consideration

Reed, Conner & Birdwell, LLC. in its capacity as an investment adviser will purchase on behalf of its' clients No monies are borrowed for such an acquisition.


Item 4.	Purpose of Transaction


RCB changed its filing status to a "D" on October 1, 2007 after "resignation" of the Company's CEO to evaluate opportunities to more immediately realize shareholder value. With the change in both the capital markets and our confidence in the new CEO, we presently believe that there is enormous value to be derived from simply executing on the company's operating plan. We are withdrawing our "D" status to revert to a more passive investment stance.

Item 5.	Interest in Securities of the Issuer

(a) & (b) The Reporting Person has discretionary investment and voting power on 2,516,052 shares of common stock which constitutes approximately 8.23% of shares outstanding. All ownership percentages herein assume that there are 30,559,000 MM shares outstanding.

(c)	Transactions made by RCB within the last sixty days:


Type	Date		Shares 	PX
by	01/18/08	3020	14.20
by	01/23/08	30110	13.83
sl	01/23/08	12184	14.13
sl	01/23/08	298	14.18
by	01/25/08	30113	13.90
by	01/28/08	15763	13.93
by	01/29/08	2000	13.99
sl	01/30/08	2774	14.23
by	01/31/08	12822	14.57
sl	01/31/08	117	14.82
by	02/01/08	9229	15.20
sl	02/01/08	1921	15.05
by	02/04/08	33072	15.05
by	02/05/08	29700	14.74
sl	02/05/08	87	14.88
by	02/06/08	356	15.08
sl	02/06/08	432	14.78
by	02/07/08	25000	14.41
by	02/08/08	25000	14.61
sl	02/08/08	950	14.53
by	02/11/08	447	14.59
sl	02/11/08	986	14.51
by	02/12/08	26300	14.81
by	02/13/08	477	16.07
by	02/14/08	65040	14.87
by	02/19/08	13150	15.22
by	02/20/08	2100	15.05
sl	02/20/08	1309	15.63
by	02/21/08	37070	15.36
sl	02/21/08	2759	15.17
by	02/22/08	5300	14.42
sl	02/25/08	2815	15.14
by	02/26/08	9600	15.73
sl	02/26/08	21072	15.57
by	02/27/08	4259	15.25
sl	02/27/08	8600	15.41
sl	02/28/08	75281	15.27
by	02/29/08	2040	14.65
sl	02/29/08	43000	14.23
sl	03/03/08	300	14.03
by	03/05/08	153	13.90
sl	03/06/08	653	14.13
by	03/07/08	1435	14.13
sl	03/07/08	1025	14.07
sl	03/11/08	5100	10.94
by	03/12/08	33489	10.33
sl	03/12/08	16900	10.53
by	03/13/08	4400	9.56
sl	03/13/08	199	9.02
sl	03/19/08	554	7.70


Item 6.	Contracts, Arrangements, Understandings or Relationships
with Respect to Securities of the Issuer.

Reed, Conner & Birdwell, LLC. and its' Control Persons entered into a joint filing agreement on March 24, 2008.


Item 7.	Material to Be Filed as Exhibits

Exhibit 1: Joint Filing Agreement by RCB and its' control persons

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 24, 2008

Reed Conner & Birdwell, LLC.

By: /S/ Donn B. Conner
----------------------------------
Donn B. Conner, Principal & President

By: /S/ Jeffrey Bronchick
----------------------------------
Jeffrey Bronchick, Principal

Exhibit 1

JOINT FILING AGREEMENT PURSUANT TO RULE 13D-1(F)(1)


This agreement is made pursuant to Rule 13d-1(f)(1) under the Securities Exchange Act of 1934 (the "Act") by and among the parties listed below, each referred to herein as a "Joint Filer."
The Joint Filers agree that a statement of beneficial ownership as required by Section 13(d) of the Act and the Rules there under may be filed on each of their behalf on Schedule 13D or Schedule 13G, as appropriate, and that said joint filing may thereafter be amended by further joint filings. The Joint Filers states that they each satisfy the requirements for making a joint filing under Rule 13d-1.


Dated: March 24, 2008


By: /S/ Donn B. Conner
-----------------------------------
Donn B. Conner, Principal & President


By: /S/ Jeffrey Bronchick
-----------------------------------
Jeffrey Bronchick, Principal